Form of Letter from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares

Pomona Investment Fund
780 Third Avenue, 46th Floor
New York, NY 10017

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Pomona Investment Fund (the “Fund”) has received and accepted for purchase your tender of Class A Shares or Class M2 Shares in the Fund (“Shares”).

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest-bearing, uncertificated promissory note entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of December 31, 2017 or a later date determined by the Fund if the offer is extended (the “Valuation Date”). The payment will be made within 75 days after the Valuation Date.

If you have any questions, please contact the Fund at 1-844-2POMONA.

Sincerely,

Pomona Investment Fund